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[LOGO]                                NEWS
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                                                TIMES MIRROR
                                                Times Mirror Square
                                                Los Angeles, CA 90053

For Immediate Release



                      Times Mirror Announces Final Results
                         of Dutch Auction Tender Offer



         LOS ANGELES, CALIFORNIA, January 8, 1996 -- The Times Mirror Company announced today the final results of its Dutch Auction tender offer. The Company will purchase 3,467,901 shares of its Conversion Preferred Stock, Series B, par value $1.00 per share ("Series B Preferred Stock"), from its shareholders at a price of $26.125 per share in accordance with the terms of the tender offer, which expired at 12:00 midnight (Eastern time) on December 27, 1995.

         Under the terms of the tender offer, which commenced on November 29, 1995, the Company offered to purchase for cash up to 3,250,000 shares, or 29 percent, of its issued and outstanding Series B Preferred Stock at a price not greater than $26.50 nor less than $25.00 per share, net to the seller in cash, without interest thereon. A total of 4,928,233 shares of Series B Preferred Stock were validly tendered and not withdrawn prior to the expiration of the tender offer. Because the tender offer was oversubscribed, the Company elected to increase the number of shares that it accepted for purchase to 3,467,901, as permitted without requiring an extension of the tender offer. No proration was required. The Company will be returning to shareholders all shares tendered at prices in excess of the purchase price and shares that were conditionally tendered and not accepted for purchase.

         On November 28, 1995, the last full New York Stock Exchange trading day prior to the commencement of the tender offer, the closing price of the Series B Preferred Stock was $24.625. The closing price of the Series B Preferred Stock on December 27, 1995, the last full New York Stock Exchange trading day prior to the expiration of the tender offer, was $26.125. Series B Preferred Stock pays an annual dividend of $1.374 per share.
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         Initially, 16,561,178 shares of Series B Preferred Stock were issued in an exchange offer completed in March 1995. As of November 27, 1995, the Company had repurchased approximately 5,304,000 shares of Series B Preferred Stock. The shares purchased in the tender offer represent approximately 31 percent of the 11,257,177 shares outstanding immediately prior to the commencement of the tender offer. After the purchase of the shares pursuant to the tender offer, the Company will have approximately 7,789,276 shares of Series B Preferred Stock outstanding. While the Company's common stock repurchase program is continuing, the Company does not currently plan any further market repurchases of Series B Preferred Stock in the near term.

         The Company anticipates that payment for shares properly tendered and accepted will be made to the depositary on January 8, 1996. The funds necessary to purchase the shares tendered will come from cash derived primarily from the merger of the Company's cable television operations, completed in the first quarter of 1995, as well as from cash generated by its operating activities.

         This transaction will reduce the Company's earnings applicable to common shareholders in the fourth quarter of 1995 by approximately $18 million (17 cents per share), reflecting the cash paid in excess of the liquidation value of approximately $21.13 per share of Series B Preferred Stock and the expenses related to the transaction. Even given the cost of funds used to complete the purchase, earnings applicable to common shareholders will be improved from the first quarter of 1996 through the first quarter of 1998 (when the balance of the Series B Preferred Stock automatically converts to Series A Common Stock) because Times Mirror will no longer have to pay dividends on the shares of Series B Preferred Stock repurchased pursuant to the offer.

         Goldman, Sachs & Co. acted as the dealer managers for the tender offer.
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         Times Mirror (TMC--New York and Pacific stock exchanges), a Los
Angeles-based information company, publishes the Los Angeles Times, Newsday and other newspapers; a wide array of books, information and educational products for professional markets; and national and trade magazines.


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Press Information:                                 Investor Information:
Martha Goldstein                                   Jean Jarvis
(213) 237-3727                                     (213) 237-3935